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SHEARMAN & STERLING LLP

FAX: (81 3) 5251-1602
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WRITER'S DIRECT NUMBER:

August 4, 2004

SUPPL

04036031

Rule 12g3-2(b) File No. 82-3326

RECD S.E.C.
AUG 3 - 2004
1083

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are free translations of six press releases dated between May 18, 2004 and July 14, 2004. Additionally, between May 11, 2004 and July 22, 2004, the Company issued eighteen press releases without preparing English translations. We have therefore furnished English summaries of these untranslated press releases below:

- Press release, dated May 11, 2004, on the Company's sponsorship of the "A Day In The Life of Africa," photo exhibition in Kumamoto, Japan

- Press release, dated May 12, 2004, on the launch of the "TURBO MO mini LX II (1300MO)," compact, light weight 3.5 magneto-optical disk drive

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

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- Press release, dated May 20, 2004, on the introduction of the "Solemio NURSE" nurse assistance system

- Press release, dated May 20, 2004, on the launch of the "Enjoy Digital Photo Collection with AZ-1 Campaign," sales promotion program for the Company's digital camera, CAMEDIA AZ-1

- Press release, dated May 28, 2004, on the launch of the "μ [mju:] DIGITAL Photo Contest," sales promotion program for the Company's digital camera, M-30 DIGITAL

- Press release, dated June 1, 2004, on the introduction of the "T-t★rec," DVD program recording system

- Press release, dated June 9, 2004, on the successful development of an optical technology to project still and animated images onto dome-shaped screens using the "VisionPlex" automatic image processing system

- Press release, dated June 10, 2004, on the introduction of an exclusive cell phone address for reservations of the limited edition of "Ferrari Digital Mode 2004" digital camera

- Press release, dated June 14, 2004, on the launch of the "Lilliput 3" network service starting on July 1, 2004

- Press release, dated June 24, 2004, on the Company's co-sponsorship of the "Theo Angelopoulos Film Festival," showing of a series of movies directed by a Greek Director, Theo Angelopoulos

- Press release, dated June 29, 2004, on the introduction of the "M-XD64P RW2" and "M-XD128P RW2," an xD-Picture Card compatible USB reader / writer packaged with a 64MB / 128MB xD-Picture Card, respectively

- Press release, dated June 30, 2004, on the publication of the "Olympus Environmental Report 2004" and a copy of the Report without preparing an English translation. We have therefore furnished an English summary of the environmental report below:

  A. Table of contents

  B. Management principles and environmental charter of the Olympus Group

  C. Environmental management

1. Business activities and its environmental impact
2. Fundamental plan on the environment
3. Environmental accounting system
4. Promotion system
5. State of environmental management system operation
6. Education on environmental issues

D. Products
1. Creation of environment-friendly products
2. Olympus Eco-Products [1] – SZX7/SZ61
3. Olympus Eco-Products [2] – IPLEX MX
4. Olympus Eco-Products [3] – E-1
5. Examples of environmental technology development
6. Environmentally-aware packaging and distribution
7. Green procurement standard
8. Substitution for safer chemical substance

E. Production
1. Energy and resource savings
2. Waste reduction and recycle promotion
3. Chemical substance control
4. Risk management

F. Social Engagements
1. Social contribution
2. Social and environmental communication
3. Safety and Hygiene
4. Human resource and education of employees

G. Site reports
1. Domestic and Overseas Activities
2. External awards
3. History of the environmental activities of the Company

- Press release, dated July 1, 2004, on the opening of the "Olympus Digital College," offering a wide variety of courses on digital cameras and cameras with a single lens reflex

- Press release, dated July 1, 2004, on the Company's receipt of the "Cross of the President of the Slovak Republic, Second Grade," top ranking civil order from the Slovak Republic

- Press release, dated July 6, 2004, on the launch of the "PT1046" Windows CE.NET4.2. version handy terminals for medical institutions

- Press release, dated July 15, 2004, on the launch of the "DP30BW," high-definition, 1.4 mega-pixel cooled CCD Camera

- Press release, dated July 20, 2004, on the Company's sponsorship of the goodwill game of U-23 representative Japan / Korea soccer teams

- Press release, dated July 22, 2004, on the launch of the "CYF-5A" OES cystopyelitis fiber scope aiming to reduce contact resistance with tissues for smooth insertion and enhancing mobility and operability through a combination of variant battery light sources

Furthermore, the Company released a circular dated May 12, 2004, on the joint remote surgery conducted by the Keio University School of Medicine and the National Tokyo Medical Center in cooperation with the Company, Cisco Systems, Inc., Japan Telecom Co., Ltd. and Focus Systems Corporation, without preparing an English translation. We have therefore furnished an English summary of the circular below:

Keio University School of Medicine and the National Tokyo Medical Center conducted a joint remote surgery. This remote surgery was conducted by connecting the two sites with a high-speed, commercial Ethernet circuit, and by having a real time bi-directional communication between the two sites through high-definition motion-images. This made it possible for the Keio University School of Medicine to control the field of endoscopic-surgical camera.

- Background of the subject case
- Structure of remote surgery system
- Overview of the remote surgery
- Assigned role of each company

Finally, on June 29, 2004, the Company filed its annual securities report and a public announcement with the Tokyo and Osaka Stock Exchanges without preparing English translations. We have therefore furnished English summaries of these untranslated documents below:

- Annual securities report for the year ended March 31, 2004, as filed with the Tokyo and Osaka Stock Exchanges on June 29, 2004, which includes:

  I. Corporate information

     A. Corporate overview
        1. Five-year history of changes in major business indices

2. History of the company and its associated companies
3. Overview of business
4. Associated companies
5. Employee information

B. Business
1. Business results
2. Production, orders and sales
3. Management issues
4. Risk factors
5. Material contracts
6. Research and development
7. Analysis on financial position and operating results

C. Capital assets
1. Overview of capital expenditure
2. Important capital assets
3. Plans for new projects and disposition of projects

D. Company information
1. Share information
   a. Total number of shares
   b. Stock acquisition rights (none)
   c. Number of shares outstanding, changes in capital stock
   d. Shareholder information
   e. Major shareholders
   f. Voting rights
   g. Stock options
2. Share repurchases
3. Dividend policy
4. Changes in share price
5. Directors and corporate auditors
6. Corporate governance

E. Financial information
1. Consolidated financial information
   - Consolidated financial statements for fiscal years 2003 and 2004
   - Others
2. Unconsolidated financial information
   - Unconsolidated financial statements for fiscal years 2003 and 2004
   - Major Assets and Liabilities
   - Others

F. Share handling information

G. Reference materials

II. Information on guarantors (none)

Further, on May 17, 2004, the Company released a public announcement on the additional information on the Overview of the FY2004 without preparing an English translation. We have therefore furnished an English summary of the notice below:

Notices on consolidated financial statements

- Deferred tax accounting (consolidated)
- Retirement benefit

Notices on unconsolidated financial statements

- Deferred tax accounting (unconsolidated)

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori / pfg

Wakako Takatori

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

May 18, 2004

OLYMPUS ANNOUNCES LIMITED-EDITION Ferrari DIGITAL MODEL 2004 COMPACT DIGITAL CAMERA

– Officially sanctioned by Ferrari S.p.A. Advance orders begin June 21 –

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the Ferrari DIGITAL MODEL 2004, the second in the Ferrari DIGITAL MODEL series of Olympus cameras to be officially sanctioned by Ferrari S.p.A. Advance orders for the limited-edition model are scheduled for June 21, 2004. Orders will be accepted for a period of two weeks only. Only 10,000 units will be offered worldwide, of which 1,000 will be allotted to Japan.

The Ferrari DIGITAL MODEL 2004 follows in the footsteps of the highly successful Ferrari DIGITAL MODEL 2003, which was the first digital camera ever to be officially sanctioned by Ferrari. The limited edition Ferrari DIGITAL MODEL 2004 is the result of collaboration between Olympus and Ferrari designers, and its color and design fully conform to Ferrari specifications. Based on the all-new Olympus CAMEDIA AZ-1 compact digital camera featuring a newly developed LCD monitor, the aluminum body is finished in distinctive Ferrari Red, and exudes the aura of beauty, quality and advanced technology that are a hallmark of the Ferrari racing machines.

Special features that are unique to the Ferrari DIGITAL MODEL 2004 include the camera's startup sound and startup screen display. The startup screen features a photo of an actual Ferrari F2004 Formula One racing machine, while the startup sound is the sound of a Ferrari engine, allowing users to experience the thrill of Ferrari F1 Grand Prix racing every time they switch the camera on. In addition, the camera is equipped with an exclusive "Ferrari Frame" that enables users to enjoy their photos as a "Ferrari Slideshow".

A line of camera accessories was also developed for the Ferrari DIGITAL MODEL 2004 in collaboration with Ferrari designers. They include an original hand strap and camera case made from Alcantara-textured material that is modeled on a material actually used in Ferrari F1 racing machines, and they are emblazoned with the famous "Prancing Horse" logo. Like the Ferrari DIGITAL MODEL 2003, the Ferrari DIGITAL MODEL 2004 will also come with a Certificate of Authenticity and autographed photos of Ferrari F1 team drivers Michael Schumacher and Rubens Barrichello, as well as a CD-ROM containing photos of the five-year period 1999~2003 in which Ferrari won the Constructors World Championship title, all contained in a special presentation box with the "Prancing Horse" logo embossed on the lid. It is a camera that will appeal not only to all Ferrari and F1 racing fans, but also to anyone who appreciates good design and the pleasure of owning a true limited-edition original.

Product Name	MSRP (including tax)	Total Production	Japan Sales	Advance Order Start Date (Japan)
Ferrari DIGITAL MODEL 2004	¥84,000	10,000 units	1,000 units	Jun 21, 2004



<FRONT>


OLYMPUS

<BACK>



<SET>

The Birth of the Ferrari DIGITAL MODEL 2004

In 2003, Olympus celebrated its official sponsorship of the Scuderia Ferrari Formula One racing team by introducing the Ferrari DIGITAL MODEL 2003, the first digital camera in the world to be officially sanctioned by Ferrari. This partnership, which embodies the drive to be No. 1 that is shared by Olympus and Ferrari, the No. 1 team in F1 racing, also led to the development of the officially sanctioned Ferrari DIGITAL MODEL 2004. Through close collaboration with Ferrari designers, the Ferrari DIGITAL MODEL 2004 embodies the superior design, quality, and emphasis on durability for which Ferrari is famous to an even greater degree than the Ferrari DIGITAL MODEL 2003. Furthermore, the 2004 model even more accurately reproduces the Ferrari red body color of Ferrari racing machines, and features carbon-tone design accents that reflect the carbon fiber materials used in the construction of Ferrari racing machine bodies. The camera's accessories were also designed in collaboration with Ferrari, and are constructed of Alcantara-textured material that closely resembles the buckskin-finish leather used in Ferrari racing cars. The result is a product that exhibits the high quality and superb integration of a true original.

Main Features

1. A LIMITED-EDITION MODEL THAT RIGOROUSLY CONFORMS TO FERRARI COLOR AND DESIGN SPECIFICATIONS

For the 2004 model, Olympus held meetings with Ferrari designers for a period of six months to ensure an authentic F1 flavor was achieved. A special finishing process that produces a deeper luster was used to better match the distinctive Ferrari red color of Ferrari racing car bodies. The distinctive gloss of the original finish is extremely difficult to reproduce, and multiple processes were required to achieve a Ferrari red that matches the beauty, quality, and durability of the original. The back of the body where the LCD monitor is mounted was given carbon-tone accents that have the same texture as the carbon fiber material used to create Ferrari F1 racing car bodies, and the side of the LCD monitor features the " Prancing Horse" logo that is a symbol of the Ferrari F1 team. When the camera is switched on the startup screen displays a photo of a Ferrari F2004 Formula One racing machine, and the sound of a Ferrari engine is heard, allowing users to experience the thrill of Ferrari F1 Grand Prix racing. In addition, a "Ferrari Frame" allows users to enjoy a "Ferrari Slideshow" that displays each image with the Ferrari logo at the bottom of the screen.

2. SPECIAL PACKAGING INCLUDES FERRARI-SPECIFICATION ORIGINAL ACCESSORIES

The Ferrari DIGITAL MODEL 2004 includes an even more impressive array of accessories than the 2003 model. Like the camera body, the accessories were designed in collaboration with Ferrari designers, and the special packaging includes a number of rare Ferrari original items. The original camera case and strap feature a matching design, and are constructed of black, high-quality Alcantara-textured material with red stitching that is similar to the buckskin-finish material used in Ferrari racing cars. There is also a special presentation box embossed with the "Prancing Horse" logo for camera storage, a Certificate of Authenticity that shows the camera's serial number, a Certificate of Authenticity card folder with autographed photos of Michael Schumacher and Rubens Barrichello, an original instruction manual, and a Ferrari photo collection CD-ROM. The photo collection includes images from the five-year period 1999~2003, when Ferrari won consecutive Constructors World Championship titles.

3. AN LCD MONITOR SPECIFICALLY DESIGNED FOR "VIEWING"

In addition to the three characteristics described below, the newly developed 2.5-inch, 210,000-pixel LCD monitor is notable for its large screen size and clear, high-definition view that enhance both shooting and viewing enjoyment.

•Three Times Higher Contrast than Conventional LCD Screens

The display offers three times the contrast of conventional LCD screens (based on in-house testing), and dramatically reproduces images with excellent definition and bright, vivid colors.

•160° Viewing Angle on Both Vertical and Horizontal Axis

The display offers a 160° viewing angle both on the vertical and horizontal axis, ensuring excellent visibility and beautiful image quality when photos are viewed by several users simultaneously.

• Improved Visibility in Bright Light

The display offers excellent visibility even at beaches, ski resorts, and other bright outdoor locations where conventional LCD monitors can be difficult to see.

4. New Album Function Doubles the Fun of "Sharing"

A New Album function allows captured images to be organized into photo albums on the camera's memory card media. The albums can then be viewed on the large LCD monitor, effectively making the Ferrari DIGITAL MODEL 2004 a "camera-and-photo-album-in-one" that users can carry with them wherever they go.

In-Camera Photo Album Creation and Storage

Captured images can easily be organized into photo albums created on the camera's memory card media. Up to 12 albums of 100 images each can be created for easy viewing.

Easy-to-Use Software for File Transfer and Image Editing

Included CAMEDIA Master 4.2 software makes it easy to upload images to the camera after they have been edited on a computer, and to backup photos and albums edited on the camera to a computer. It can also be used to upload photos from sources other than a digital camera, allowing users to carry their favorite images with them wherever they go.

5. Built-In Functions for Dramatic Slideshow Presentations

Easy-to-use slideshow functions allow users to present their favorite photo album images as dramatic slideshows. A choice of Ferrari Frame, Wipe, Fade, and Zoom slide transitions is offered to further increase viewing enjoyment.

Ferrari Frame:	Instantaneous slide transition, with the Ferrari logo displayed at the bottom of each image
Wipe:	The currently displayed slide is pushed up or down off the screen by the following slide
Fade:	The currently displayed slide gradually fades into the following slide
Zoom:	Slides appear from the upper-left corner of the screen and expand outward until they cover the screen

6. 22 Scene Programs for Professional-Quality Results in a Wide Range of Shooting Situations

In addition to regular shooting modes, the Ferrari DIGITAL MODEL 2004 is equipped with optimized Scene Program modes that make it easy for users to obtain the results they want in virtually any situation. There are 22 modes* in all, including a Beach & Snow mode for sunny days at the beach or in snowy mountains, a Sunset mode and a Candle mode that boost color saturation without using the flash in low-light situations, a Sleeping Portrait mode that adjusts light sensitivity to allow pictures to be taken in very low light without using the flash, a Document mode that ensures text legibility, and more.

* Beautiful Skin Tone mode featured on AZ-1 is not included.

7. Control Dial Significantly Enhances Operating Ease

New Rotating Control Dial for Easy Mode Selection

Operating ease is significantly enhanced by a new control dial that allows users to quickly and easily cycle through the various settings displayed on the LCD screen menu by rotating the dial with the index finger of their right hand; a quick thumb-press then activates the desired setting.

Easy-to-Understand Menu Interface and Image Quality Modes

The easy-to-understand LCD screen menu interface is designed with entry-level users in mind, and provides a short explanation of each mode's function when a Scene Program mode is selected. In addition, multiple unwanted images can be deleted in a single operation, and image quality selection has been greatly simplified. Now, instead of choosing a combination of image quality and compression ratios, users can simply choose from a list of image quality modes with easy-to-understand names (Super High 3MB, High 2MB, PC Monitor 1MB, E-Mail VGA) that indicate the purpose and approximate size of the resulting image.

Other Features

Flat Body with Clean, Uncluttered Lines

The Ferrari DIGITAL MODEL 2004's flat metal body features clean, uncluttered lines and measures only 94mm (W) x 67mm (H) x 21.9mm (D). As one of the first Olympus digital cameras to feature a lens with a 'folded' light path, the Ferrari DIGITAL MODEL 2004 packs 3x optical zoom power into an extremely slim body.

Multi-Function Cradle

The Ferrari DIGITAL MODEL 2004 also comes with its own multi-function cradle, which allows users take full advantage of the large, high-quality LCD display by setting the camera up and using it as an attractive "photo stand." A docking port is provided on the camera, and the cradle itself is equipped with a DC power input terminal, an AV output terminal, and a USB port so that users can enjoy slideshows on the built-in display, or in a larger size on a computer monitor or TV, while the camera is being recharged. In addition, PictBridge support allows direct printing to any PictBridge-enabled printer without using a computer, further expanding the range of ways in which the camera can be enjoyed.

New TruePic TURBO Image Processor

A TruePic TURBO image processor enhances high-resolution detail and suppresses noise for sharper, clearer image quality, and optimizes processing speed for improved shooting response.

How to Place Advance Orders

Orders for the Ferrari DIGITAL MODEL 2004 will be available only from Olympus AVS Co., Ltd. Advance orders can be placed by any of the methods described below. (If the number of orders received exceeds 1,000, a lottery will be held.) Shipment of cameras is scheduled for late-July, 2004.

Online Orders

Orders can be placed at the Olympus website between 11AM June 21 and 6PM July 9, 2004, by completing a special form provided for that purpose. (Order page will be administered by Olympus AVS.)

Product Display

Samples of the Ferrari DIGITAL MODEL 2004 will be on display as shown below.

Olympus Presents F1 Monaco GP Commemorative Event in Daiba

Date:	Thursday, May 20 ~ Sunday May 23, 2004
Place:	Fuji Television Network , Inc. Head Office, 1F Lobby Theater Mall 2-4-8 Daiba, Minato-ku, Tokyo 137-8088
Event Program:	Ferrari DIGITAL MODEL 2004 display, Ferrari F1 Show Car display, Olympus CAMEDIA AZ-1 Formula One shooting experience and sample printout, Monaco GP commemorative quiz & prize drawing

Samples will also be on display beginning June 1, 2004 at Olympus Plaza locations in Tokyo and Osaka.

Olympus Plaza Tokyo

Ogawa-cho Mitsui Bldg., 1-3-1 Ogawa-cho, Kanda, Chiyoda-ku, Tokyo 101-0052

Tel: 03-3292-3403 10:00~18:00 (closed Sundays and holidays)

Olympus Plaza Osaka

Olympus Osaka Center 2F, 2-12-26 Minami-Senba, Chuo-ku, Osaka 542-0081

Tel: 06-6252-6995 10:00~18:00 (closed Saturdays, Sundays and holidays)

Further information on advance orders will be available at the Olympus website beginning May 18, 2004.

Ferrari DIGITAL MODEL 2004 Specifications

Number of Effective Pixels		3.2 million pixels
Image Pickup Element		CCD
Lens	Structure	9 elements in 7 groups
	Focal Length	5.8~17.4mm (equivalent to 38~114mm zoom in 35mm camera format)
	Aperture	F2.9 (W) ~ F4.9 (T)
	Optical Zoom	3x

	Digital Zoom	2.7x (approx. 8x seamless zoom when combined with 3x optical zoom)
	Working Range	Standard mode: 0.5m~infinity Macro mode: 0.3m~infinity Super Macro mode: 0.08m~0.3m
	Light Path	Optically folded light path
Recording	Still Image: Recording System	JPEG (DCF: Design rule for Camera File system), DPOF compatible, Exif2.2, PRINT Image Matching II
	Still Image Storage Capacity (when using bundled 16 MB xD-Picture Card)	2048 x 1536 / Super High: approx. 20 images 1600 x 1200 / High: approx. 33 images 1024 x 768 / PC Monitor: approx. 58 images 640 x 480 / E-Mail: approx. 99images
	Motion Image Recording System	QuickTime Motion JPEG (Frame rate: 15fps)
	Motion Image Storage Capacity (with sound recording when using bundled 16MB xD-Picture Card)	320 x 240 pixels): up to approx. 41 sec. 160 x 120 pixels: up to approx. 149 sec. (entire memory media capacity can be used)
	Sound Recording Format	WAVE format
	Recording Media	xD-Picture Card (16, 32, 64,128, 256, 512MB)
Viewfinder		None
LCD Monitor	Size/Type	2.5-inch semi-transmissive TFT color LCD with LED backlight
	Number of Pixels	Approx. 215,000 pixels
Playback	Still Image Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image Index Display	Divided into 4/9/16/25 parts
	Still Image Rotation	90 degrees / -90 degrees (Rotation information written in Exif)
	Still Image Slideshow	Yes
	Motion Image Playback	Normal, Fast Forward, Fast Reverse, Frame-by-Frame
Sensitivity		Auto (approx. ISO64~250)
Focusing System		Auto focus, TTL contrast detection system
Still Image Exposure Control	Modes	Program Auto, Scene Program (Landscape, Landscape & People, Night Scene, Night Scene & People, Party, Fireworks, Sunset, Macro, Super Macro, Cuisine, Document, Manner Shot, Sports, Beach & Snow, Solo Travel, Candle, Sleeping Face, Show Window, 2-in-1, Panorama)
	Shutter Speed	1/2 sec. ~ 1/725 sec. (Night Scene mode: up to 4 sec)

	Exposure Compensation	$\pm$2EV in 1/3EV increments
Photometric Systems		Digital ESP metering, Spot metering
White Balance	Auto	Full-auto TTL
	Presets	Daylight, Overcast, Tungsten Light, Fluorescent Light
Flash	Flash Working Range	W: Approx. 0.3m~3.6m T: Approx. 0.3m~2.0m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off
Sequence Mode		Up to 3 frames at approx. 1 frame/sec. (in Super High mode)
Special Functions	Still Image Edit (separate file)	Monochrome, Sepia, Resize (640x480, 320x240), Rotation
	Motion Image Edit	Index image creation
	Special Image Processing	TruePic TURBO
PictBridge Support (supported functions may vary according to printer)	Supported Printers	PictBridge-enabled printers
	Paper Size Settings	Varies according to printer (up to A0 supported)
	Print Settings	Single-image print, multi-image print (up to 10), all image print (1 copy each), all image index print, date imprinting, file name printing (avail. only with single-image, multi-image, and all image print functions)
	Print Layout	Full-page (with/without border), multi-pane (2~250 multi-pane layout of single image)
	DPOF	DPOF print scheduling
Connectivity (through its own multi-function cradle)	PC	USB interface (Windows XP/Me/98/2000, Mac OS 9.0~9.2/X), PictBridge
	TV	AV output terminal ((NTSC/PAL switchable)
	Power Supply	DC input terminal
Power Supply	AC adaptor	D-7AC
	Battery	LI-20B lithium-ion rechargeable battery
Dimensions		94 (W) x 67(H) x 21.9D) mm (excluding protrusions)
Weight		160g (excluding battery and media card)

Bundled Accessories	"Ferrari DIGITAL MODEL 2004" Camera Case with cleaning tissues "Ferrari DIGITAL MODEL 2004" Hand-Strap Certification Card (w/special serial number) Certification Card Folder (w/autographed photos of Michael Schumacher and Rubens Barrichello) CD-ROM: CAMEDIA Master 4.2, including Ferrari Photo Collection (Formula 1 World Champion 1999-2003) Special Presentation Box xD-Picture Card (16MB), USB cable, Video cable, AC adapter and cable ,Cradle, Lens cap, Lithium ion battery, Instruction manual , Warranty card

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Corrections

1) Date of Correction: May 31, 2004
   Page: Specification Sheet
   Reason: misprint
   Change: Lens Working Range: Super Macro mode: up to 0.08m (tele focal length only, Fill-in flash off)→ Super Macro mode: 0.08m to 0.3m

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 2, 2004

OLYMPUS CORPORATION RELEASES 2003 INTELLECTUAL PROPERTY REPORT

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the publication of the Olympus 2003 Intellectual Property Report. The report, which is being published for the first time, is designed to promote understanding of Olympus technologies and intellectual assets that contribute to the company's value. Since 2003, Olympus has been participating along with 12 other companies and market entities in a pilot model aimed at establishing guidelines for patent and technology information disclosure. The pilot model is being conducted under the auspices of the Subcommittee on Management and Market Environment of the Intellectual Property Policy Committee of the Industrial Structure Council of the Japanese Ministry of Economy, Trade and Industry. The decision to issue the Olympus 2003 Intellectual Property Report was made in light of, and in keeping with, the guideline.

In the future, Olympus Corporation will continue to make intellectual property information available on its website and in its annual reports and corporate profiles.

The Olympus Intellectual Property Report discloses the number of Olympus published patents in the company's areas of core competence, as well as on 5-year historical trends in the number of the Olympus patents in each country and business sector. The report also contains information on patent acquisition policy, licensing policy, and corporate guidelines affecting the management of intellectual property activities.

With a core competence in opto-digital technology, Olympus has enterprise-wide strengths in basic optical, electronic imaging, and precision technologies. Through patent and licensing activities, Olympus will continue to strengthen its ability to compete in the fields of imaging, medical, life science, and industrial equipment.

As a further expression of its commitment to strengthened intellectual property management strategies, Olympus also placed the Intellectual Property and Licensing Division under the direct control of the Office of the President in April 2004.

OLYMPUS CORPORATION
2003 INTELLECTUAL PROPERTY REPORT

Basic Business Policy

As a member of society that shares the values of society, Olympus Corporation adheres to a 'Social In' philosophy that maintains the proposal of new values and the health and happiness of all people as fundamental goals of its business activities. Based on this philosophy, Olympus aims to become a 'Value Creation Company' that seeks to progress with society, and promptly and responsively create the new values that society seeks.

1. Core Technologies and Business Models

Olympus' core competence is in 'Opto-Digital Technology,' specifically optical technology, electronic imaging technology, and precision technology, which are positioned as fundamental technologies common to the entire company. It has increased competitiveness and continually introduced breakthrough, 'world's first' products in the imaging, medical, life science, and industrial business sectors by focusing its research and development resources. The company's strong commitment to technology research and development is reflected by its R&D investment of approximately ¥38,700 million, representing almost 6% of sales, during the term under review.

2. R&D Segment and Business Strategy Orientation

In an effort to further strengthen its "opto-digital technology ", Olympus is currently engaged in the research and development activities described below.

Optical technology has been one of Olympus' greatest strengths since the company's founding. The company has significant technology assets in optical design, manufacturing, and measurement/analysis, and conducts research in these areas on an ongoing basis. It is currently placing particular emphasis on optical research and development aimed at the achievement of higher manufacturing precision and the production of smaller, lighter products.

Our Electronic imaging technology aimed at meeting the needs of several different business sectors is currently being conducted in image processing, custom imager design, high-definition (8-mega pixel) digital movie system, and other areas.

Our Precision technology is being conducted in MEMS (Micro Electro Mechanical Systems) that incorporate ultra-miniaturized processing technologies, micro molding and precise mounting, micro sensors and micro actuators, and other related technologies. These technologies are an essential part

of the key parts and components that characterize Olympus products from those of its competitors.

In addition, Olympus is developing technologies for cellular research, DNA computing, and bone tissue culturing aimed at the creation of new business opportunities in bioscience and regenerative medicine.

3. R&D Segment and Intellectual Property Overview

The following graphs show the number of Olympus' published patents in its areas of core competence, as well as the ratio of such patents in relation to its overall patent portfolio.


No. of Published Patents in Areas of Core Competence
Optical Technology
Electronic Imaging Technology
Precision Technology
No. of Patents
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
Year


Ratio of Patents Held in Areas of Core Competence
Applied Technology 37%
Optical Technology 38%
Precision Technology 8%
Electronic Imaging Technology 17%

Olympus owns a high number of published patents in optical, electronic imaging, and precision technologies, and has strengthened its core competence each year. In addition, approximately 60% of Olympus' acquired patents are related to core competence technologies, and serve as a wellspring of the company's competitiveness in each area of business.

Note: The number of published patents is a commonly used indicator of research and development activity.

4. Analysis of Marketability and Market Advantages of Technologies

Imaging

The digital camera market continues to grow rapidly. Driven by its optical unit development and manufacturing and digital image processing technologies, Olympus' leading position in this market continues to be a primary engine of corporate growth. Last year, the company introduced the E-1 digital SLR camera dedicated to meet the requirements of professionals in every aspect of its design. The dust reduction technology employed to protect the E-1's image sensor from dust contamination when changing lenses is one example of Olympus' advanced technology. In addition, further refinements in opto-digital technology will be applied in other products to strengthen market competitiveness in the future.

Although rapidly changing, the digital imaging business is also expected to continue to expand.

Drawing on its digital camera technology and development resources, Olympus is applying this expertise to new markets. An example of this is the free-shaped-prism-type imaging module developed for use in cellular telephones, which uses free-shaped optical technology to achieve one of the thinnest designs in the industry, and which supports image sensor resolutions in excess of two megapixels. Olympus is current aiming to achieve sales of ¥30,000 million in this product category by 2006.

Medical and Life Science

Drawing on its wide experience with the precision and ultra-small optical technologies used to produce gastrointestinal endoscopes, Olympus has developed high-resolution and quality of image processing and wide-band light observation technologies to boost the diagnostic capabilities of its endoscope product line, and has improved operability by developing insertion tube with variable flexibility. Thanks to these advances, Olympus now holds a 70% share of the global market for endoscope devices. In the growth market for minimally invasive diagnostic and surgical equipments it is also actively developing technologies for other types of medical endoscope and therapeutic devices as well as software products for endoscopy. As a result, Olympus anticipates further growth in medical equipment sales. In the area of regenerative medicine, it plans to enter the business of supplying medical institutions with cultured bone tissue and has set up a cell culturing research facility to enable it to produce such bone tissue from patients' cultured cell of the liquor cerebrospinalis.

In the area of IVD (In Vitro Diagnosis) business Olympus' strengths is its ability to supply both hardware (analyzers) and software (reagents for testing). In the area of the microscopes, having culmination of many years of fine experience in optical and precision technologies, the fluorescence microscopes and the confocal laserscanning microscopes such as the FLUOVIEW FV1000 have been developed for pathological and researching applications in the region of the life science. In the area of the bio-science, the device for measuring fluorescence from single-molecule and the analyzer of DNA micro-arrays have been commercialized. From the region of the current research, the application will be expanded to the genomic clinical test and diagnosis in the future.

5. R&D and Intellectual Property Organizational Chart, R&D Alliances

Olympus research and development efforts are conducted at the corporate level by its Technology Research Institutes and Future Creation Laboratory, and by research and development departments that focus on product development at each business group.

Intellectual property management is handled by the corporate Intellectual Property & Licensing Division and by departments established for that purpose within each business group. This enables each group to integrate its business, technology, and intellectual property strategies while

licensing-related activities and administrative tasks are handled by the Intellectual Property & Licensing Division. In an effort to further strengthen intellectual property management capabilities, the Intellectual Property & Licensing Division was placed under the direct control of the Office of the President in April 2004.

While core competence opto-digital technologies are basically developed in-house, Olympus also leverages its research and development investment by actively pursuing R&D alliances. The Future Creation Laboratory, whose mission is the creation of 'Future Values,' is particularly active in this respect, and works to acquire new core technologies through joint activities with independent researchers, universities, and other companies.

6. Intellectual Property Acquisition and Management, Trade Secret Management, Policies on the Technology Leakage Prevention

Olympus intellectual property activities are conducted in accordance with guidelines on intellectual property acquisition and administration set forth by Japan's Ministry of Economy, Trade and Industry. To protect business plan confidentiality and vital trade secrets, the company has implemented 'Confidential Information Administration Regulations,' 'Technology Leakage Prevention Regulations,' and 'Know-How Protection Regulations'.

In addition, Olympus employment contracts cover the topic of how inventions are to be handled, and provide incentives in the form of lump-sum payments when patents are applied for, fee payments based on actual in-house use or outside licensing revenue, and cash awards for patent-related activities.

7. Significance of Licensing Activities to Company Business

Olympus views intellectual property licensing activities primarily as a means of differentiating its products from those of other manufacturers, rather than as a means of generating licensing revenue.

With respect to imaging products, Olympus considers cross licensing to be an important tool because the rate at which technology advances in the imaging industry is extremely rapid, and in order to respond quickly to customer needs it is necessary to make use of a wide range of intellectual property assets, including those originally developed by other manufacturers. In contrast to this, Olympus strategically uses the acquired patents on the gastroendoscopes that are its leading medical equipment product to maintain market share and make it more difficult for other manufacturers to enter the market.

8. Significance of Patent Portfolio to Company Business

Olympus actively pursues a policy of converting research and development results into patented intellectual property assets. The results of this policy over the past five years are shown in the graphs below, broken down by country and area of business. In the future, the company will be more selective in applying for domestic patents, and will strive to increase the number of acquired foreign patents. Beginning in 2004, it will strengthen its efforts to obtain patents not only in the United States, but also in the growing market of China, where it also has manufacturing operations.


Trends in No. of Patents Held by Country
No. of Patents
12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002
2003
Year
Others
United States
Japan


Trends in No. of Patents Held by Business Group
No. of Patents
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Medical Systems Group
Imaging Systems Group
Research and Development Institues
Life Science Group
Industrial Systems Group
1999
2000
2001
2002
2003
Year

The number and ratio of Olympus' acquired patents in each business area at the end of FY2003 are shown in the table below. Although Olympus owns patents with business potential in each area, patents in the imaging and medical areas that form the core of its business account for 70% of all the Olympus' acquired patents. In addition, Olympus has numerous patents applied for by its research and development centers in areas of business that show future promise.

	Imaging Systems Group		Medical Systems Group		Industrial Systems Group		Life Science Group		Research and Development Institues		Total	
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Japan Patents	1,934	33	2,229	38	348	6	416	7	966	16	5,893	100
US Patents	1,267	39	1,002	31	201	6	158	5	593	18	3,221	100
Others Patents	72	11	273	43	66	10	112	18	114	18	637	100
Total	3,273	34	3,504	36	615	6	686	7	1,673	17	9,751	100

9. Intellectual Property Portfolio Policies

Olympus regularly monitors newly registered patents and published patent applications, and analyzes intellectual property trends in each business area. Olympus also studies competing products on a regular basis and uses the information it has gained to assesses the value of its current intellectual property assets. Through these activities it continuously reevaluates the company's intellectual property portfolio and adjusts its patent application and licensing strategies accordingly.

Once each year, Olympus makes a comprehensive inventory of its patent portfolio, and rationalizes its intellectual property management costs by abandoning its claim to any that are no

longer relevant or needed.

10. Information on Risk Countermeasures

A lawsuit involving digital camera image format technologies was previously filed against Olympus by St. Clair Intellectual Property Consultants, but in November 2003 a settlement agreement was reached and the suit was withdrawn. Although the terms of the agreement prohibit disclosure of the settlement amount, its impact on business results was slight, and all costs were absorbed in the fiscal term ended in March 2004.

No other materially significant lawsuits are currently pending against the company.

Notes

1) The information contained herein pertains only to patents directly owned by Olympus Corporation; patents owned by subsidiaries and affiliated companies are not included in the number of published patents or acquired patents.

2) This report includes forward-looking statements, including statements on the company's projected business plans, strategies, and analyses. Such statements are based on information currently in the company's possession, and include assumptions and estimates that may be affected by changes in international technology and demand trends, economic circumstances, and competitive market forces, causing actual outcomes to differ materially from those described in the forward-looking statements contained herein.

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 21, 2004

THREE OLYMPUS PRODUCTS RECEIVE 2004 TECHNICAL IMAGE PRESS ASSOCIATION (TIPA) AWARDS

• Best High-End Lens: Olympus ZUIKO DIGITAL ED 150mm F2.0

• Best Digital Budget Compact Camera: Olympus CAMEDIA C-310 ZOOM

• Best 35mm Compact Camera: Olympus μ[mju:]-III 80

The information contained in this news release applies only to the Japanese market

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce that three of its products have received 2004 Technical Image Press Association (TIPA) Awards. The ZUIKO DIGITAL ED 150mm F2.0 (scheduled to go on sale in late Oct, 2004) lens received the 2004 TIPA Best High-End Lens Award, the CAMEDIA C-310 ZOOM (an export model not sold in Japan) compact digital camera received the 2004 TIPA Best Digital Budget Compact Camera Award, and the μ[mju:]-III 80 (an export model not sold in Japan) compact camera received the 2004 TIPA Best 35mm Compact Camera Award.

The Technical Image Press Association is an independent association of writers and editors representing 31 publications in 12 European nations, and annually presents awards honoring products and technologies of special merit in the fields of photography and imaging. The awards will be presented at a ceremony scheduled to be held during Photokina 2004, the world's largest photographic and imaging-related exhibition, in Cologne, Germany, this coming September.

ZUIKO DIGITAL ED 150mm F2.0 — 2004 TIPA Best High-End Lens Award

The ZUIKO DIGITAL ED 150mm F2.0* (equivalent to 300mm on a 35mm camera) is a fast-aperture telephoto lens that complies with the Four Thirds System standard. It was developed for use with the dedicated digital interchangeable lens type Olympus E-System SLR camera. In announcing the award, TIPA said, "The Olympus 150mm f/2 lens was selected by the TIPA jury as the Best High-end Lens. This E-System lens exploits the advantages of the Four Thirds System, giving photographers a combination of telephoto power and wide aperture that is not available through 35mm based systems. With an optical design optimized for the unique demands of digital capture, this lens continues the commitment by Olympus to exploit the advantages of digital capture, rather than working around problems inherited from film cameras."

*Scheduled to go on sale in late Oct., 2004

CAMEDIA C-310 ZOOM — 2004 TIPA Best Digital Budget Compact Camera

The Olympus CAMEDIA C-310 ZOOM* is 3.2-megapixel compact digital camera equipped with a 3x optical zoom lens. In presenting the award, the judging panel stated that, "Olympus continues to blur the boundaries between conventional film cameras and the latest digital models both in terms of styling and price. Clearly demonstrating that high quality and sleek styling do not need to be

expensive luxuries, the CAMEDIA C-310 ZOOM, boasting high resolution and a flexible zoom lens, is a worthy winner from one of the biggest names in photography."
*This model is not sold in Japan.

μ[mju:]-III 80 — 2004 TIPA Best 35mm Compact Camera Award

The μ[mju:]-III 80* is the latest addition to the Olympus μ[mju:] series that has recorded global sales of over 24 million units since its introduction in 1991. Representing a further evolution of the series' distinctive design concept, it features all-weather construction, auto color-balancing flash, and a host of other innovative, value-added features that led TIPA to say, "Proving that its success with digital cameras has not detracted from a commitment to film users, Olympus continues to develop its best-selling range of μ[mju:] 35mm compact cameras. Featuring a new ultra-compact flash unit to allow sleek styling and trademark weatherproof protection, the μ[mju:]-III 80 is an excellent example of a camera which can easily be slipped into a pocket but is ready to deliver high-quality images the moment it is switched on."
*This model is not sold in Japan.



ZUIKO DIGITAL ED 150mm F2.0

2004 TIPA Best High-End Lens Award

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 30, 2004

Olympus Publishes Environmental Report 2004

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the publication of its Olympus Environmental Report 2004 (Japanese edition, 41 pages) which summarizes the Group's environmental activities during the year 2003. The English and Chinese editions are scheduled to be published at the end of August. The report is available in print as well as online at Olympus' web site (http://www.olympus.co.jp/).

The Report provides an overview of the environmental conservation activities undertaken by the Olympus Group during the last year. In response to suggestions in a survey on last year's report, we have featured some of our environmentally conscious products, conservation efforts at our offices and plants, and the results of soil improvement at the Okaya site where soil contamination had been found in last year's soil survey.

Highlights from the Olympus Environmental Report 2004 are as follows:

(1) **Introducing environmentally conscious products:** We introduced the "Olympus Eco-products Standards" and commercialized such environmentally conscious products as the OLYMPUS E-1 Digital single lens reflex camera; the SZX7/SZ61, a stereo microscope; and IPLEX MX, an industrial video scope.

(2) **Zero emissions at all major domestic sites:** Thanks to efforts by both management and employees at every site including thorough waste separation and disposal and recycling activities, all of our domestic R&D, production and distribution sites have achieved zero emissions.

(3) **Expanded environment management systems:** Two of our domestic subsidiaries, Olympus Logistics and KS Olympus, as well as one overseas affiliate engaged in development and manufacturing of reagents for blood analyzers, Olympus Diagnostica GmbH (Irish Branch), acquired ISO14001 certification. Furthermore, our top management's responsibility for environmental management is now clearly recognized through ISO14001 certification of Olympus' Company-wide Environmental Management System.

(4) **Efforts suitable for regional characteristics:** In each domestic and overseas site, environmental and social initiatives have been designed for the regional characteristics. The newly featured article called "Site Report" illustrates individual sites' unique efforts as well as environmental impact data.

(5) **More extensive coverage as a sustainability report:** Pages for "Personnel System and Human Resource Development" were introduced to cover information on personnel system and human resource development policies, Challenge System, and the system for nurturing staff with highly advanced skills.

Since 2002, the resource conservation activities of the Olympus Group have been guided by the 02 Environment Basic Plan, a medium-term plan for environmental conservation. Our priorities are: developing environmental technologies and environmentally conscious products, challenging to achieve zero emissions, and promoting integrated environment management throughout the Olympus Group. As we pursue these goals, we will continue to publish annual environmental reports and enhance communication with our customers, shareholders and other interested parties.

Please address all inquiries to the following

Media representatives: Ayako Nagami,
PR & IR Department, Olympus Corporation
TEL 03-3340-2052 (direct line) FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku Tokyo 163-0914

General inquiries: Makio Yamada,
Environmental Development Department, Olympus Corporation
TEL 0426-91-7288 (direct line) FAX 0426-91-7291
URL http://www.olympus.co.jp/

OLYMPUS

Your Vision, Our Future

オリンパス株式会社
163-0914 東京都新宿区西新宿2-3-1 新宿モノリス内
(私書箱7004号) 広報・IR室
Tel 03-3340-2174 Fax 03-3340-2130

I N F O R M A T I O N

July 6, 2004

Olympus Enhances Service Systems in China for Endoscopes and Biological Microscopes Olympus (Beijing) Sales & Service Co., Ltd. established

- Local sales agency absorbed and 24 offices opened to create expanded customer contact network -

Olympus Corporation (President: Tsuyoshi Kikukawa) anticipates further expansion of the Chinese market and has moved to expand its sales of endoscopes and biological microscopes in China by absorbing its local sales agency in China and establishing Olympus (Beijing) Sales & Service Co., Ltd. in Beijing. The new company commenced operations on July 1, 2004.

China's growth is conspicuous even among the rapidly growing markets of Asia. Olympus has established production, marketing and sales subsidiaries for its consumer products, including digital cameras, and is achieving substantial sales growth through full-scale direct selling in China. The potential for sales growth is not limited to consumer products, and Olympus also anticipates major expansion in the demand for endoscopes and biological microscopes. It has moved to build a stronger service structure in China by establishing Olympus (Beijing) Sales & Service Co., Ltd., which commenced operations on July 1.

Olympus first moved into the Chinese market for endoscopes and biological microscopes 40 years ago. Since then it has conducted sales and service activities in China through its agency. Recently Olympus absorbed its Chinese agency and switched instead to a system capable of supporting direct selling, service and marketing activities. Olympus (Beijing) Sales & Service Co., Ltd. has 400 staff and 24 offices. This initial structure will be progressively expanded. The company aims to increase its sales from approximately ¥5 billion in the previous fiscal year to around ¥22 billion over the next three years (by fiscal 2006).

Customer contacts will be strengthened through field services, including equipment maintenance and inspections. Olympus aims to raise customer satisfaction with its products by providing prompt, high-quality service. It also plans to carry out dynamic marketing activities targeted toward market expansion in the medium-term and long-term future. Through these initiatives, Olympus hopes to contribute to the advancement of medical and scientific research in China.

■Profile

Name	Olympus (Beijing) Sales & Service Co., Ltd.
Capital	US$ 5 million (approximately ¥550 million)
Ownership structure	Wholly owned by Olympus (China) Investment Co., Ltd. (headquarters: Beijing)
Representatives	Hideo Yamada (Chairman) Hajime Kawahara (President)
Address	13F, E Tower, Gong Yuan No.6, Royal Palace, No. 6 GongYuanXiJie, Jian Guo Men Nei, DongCheng District, Beijing, 100005, China
Telephone number	(86)10-6518-8080
Activities	Sales and maintenance services for medical endoscopes and peripheral equipment, endosurgery system, endotherapy accessories, and biological microscopes
Establishment date	August 4, 2003
Start of operations	July 1, 2004
Employees	Approximately 400
Offices	Central offices: Beijing, Shanghai, Guangzhou, Shenyang (Liaoning Province) Sales and service offices: 20 (in addition to the central offices)

For further information, please contact
PR & IR Department, Olympus Corporation
TEL 03-3340-2010 (direct line) FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku Tokyo 163-0914
URL http://www.olympus.co.jp/

Waseda University and Olympus Corporation establish Research Institute in Singapore

Waseda-Olympus Bioscience Research Institute

SINGAPORE, 14 July 2004 – Waseda University and Olympus Corporation have today officially opened the Waseda-Olympus Bioscience Research Institute, a joint research facility based in the Biopolis that will focus on the investigation of higher brain functions such as intellect and awareness.

The research conducted at the institute will integrate Olympus' strengths in the bioscience research area gained through its wealth of experience developing biological microscopes and genome analysis systems, together with the research expertise offered by Waseda.

The institute has its origins with Waseda University's Institute for Biomedical Science where for two years Olympus had been sending its researchers and participating in other exchange activities that deepened involvement between the two organizations.

Situated at the information crossroads between the United States, Europe, China and India, Singapore provided the ideal location to establish the institute. The Singapore government has made efforts to forge the country into a bioscience research hub, boasting some 2,000 researchers. Biopolis is also home to Singapore government related research organizations and the R&D units of biotech related corporations. Given this favorable environment, the institute will work to take advantage of the world-class human network of researchers to foster the dissemination of knowledge.

"The Biomedical Sciences industry is a key driver for Singapore's economy, and several initiatives have been put in place to encourage and further develop the growth of this industry," said Philip Yeo, Chairman of the Agency for Science and Technology and Research and Co-Chairman of EDB, the Singapore government authority supporting the institute. "Substantial investments in infrastructure such as research laboratories and specialised workforce training

have created the right, supportive environment for bioscience research projects such as the Waseda-Olympus Bioscience Research Institute."

The results of the research conducted at the institute will aid Olympus in the development of ubiquitous terminals, services, and other human-ware that utilize sensors to recognize expressions, emotions, and feedback from the brain activity of users. The institute's work will bring to fruition solutions that significantly enhance the quality of life and create the future value like a secure and safe society .

In order for Waseda-Olympus Bioscience Research Institute to deepen its roots and accelerate collaboration with local institutions, Waseda and Olympus plan to jointly fund the institute's incorporation sometime around October 2004. According to the mid-term plan, this change of status will mean the hiring of non-Japanese researchers and other activities.

- Ends -

About Waseda University

Established in 1882, Waseda University is a private university with 11 academic departments, 17 areas of graduate research, and approximately 50,000 students. Waseda also operates a number of businesses with the slogan, "Cooperating to expand human knowledge in the Asia-Pacific region." Waseda is aggressively moving forward with research activities in cooperation with private industry and government. The university has assembled a cross-section of researchers from both inside and outside of its halls for its research institutes and conducts research through obtaining competitive research funds from external sources.

About Olympus Corporation

Olympus launched its business in 1919 and today enjoys a reputation for excellence in digital cameras as well as endoscopes, microscopes, and other medical equipment developed under the concept of opto-digital technology, which is a fusion of traditional optical and advanced digital technologies. In recent years, Olympus has been channeling its energies into developing business operations for human genome analysis systems and regenerative medicine to develop operations in the medical life science business.

Institute Outline

Official Name	Waseda-Olympus Bioscience Research Institute
Date Established	July 14, 2004
Address	11 Biopolis Way, #05-01/02 Helios, Singapore 138667
Telephone	+65-6771-8185 (Waseda University Singapore Office; Mr. Hirano)
Director	Dr. Toru Yoshioka
Researchers*	Principal Investigators: Total 5 (4 Japanese and 1 U.S. national) Post-Doctoral Research Fellows: Total 3 (all Japanese nationals)

Note: As of July 14, 2004

For further information please contact:

Cristina Santos
Ogilvy Public Relations Worldwide
Tel: 6213 7861
Email: cristina.santos@ogilvy.com

Institute Objectives
In Japan, efforts are now being undertaken to develop collaborative schemes such as the Waseda-Olympus Bioscience Research Institute that link academia and industry in scientific and technological areas. The establishment of this institute represents our dedication to achieve research results that contribute to society in totally new ways. The goal of the institute is to bring about tangible results from the research conducted in approximately five years.

Research Themes

1) **Deepen Understanding of the Principles of brain function**
   The research will attempt to shed light on brain functions such as thoughts, emotions, and consciousness, through the perspective of the right/left division of the brain and gender differences. This area of study borders the disciplines of psychology and neurology, and as such each has been researched independently. The institute will conduct psychological research based upon stimuli confirmation, neurology based upon response, and physical science with data analysis.

2) **Clarification of the suppression mechanism**
   In the central nervous system, stimulants and neurological inhibitors exist simultaneously, both contributing to the balance needed for proper brain activity. This research project will use multiple GBA receptors with different features to clarify the basic mechanisms that broaden the intellect.

3) **Sleep Research**
   Basic research to understand how rest and sleep habits can effect overall quality of life will be conducted. By recording the brain function and neurological ignition pattern of mice, methods of analysis can be developed, while at the same time, the importance of different elements can be determined through immunohistochemical techniques. In this way, development of monoclonal antibodies in proteins that are thought to play an important role in the transaction of information can be achieved.